SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER, 2004

HUTCHISON TELECOMMUNICATIONS
INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

18/F, Two Harbourfront
22 Tak Fung Street
Hunghom, Kowloon
Hong Kong
(Address of Registrant’s Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

EXHIBITS
SIGNATURE
EX-1.1 ANNOUNCEMENT DATED DECEMBER 17, 2004
EX-1.2 PRESS RELEASE DATED DECEMBER 17, 2004
EX-1.3 ANNOUNCEMENT - CONNECTED TRANSACTIONS
EX-1.4 ANNOUNCEMENT - APPOINTMENT OF AUDITORS

EXHIBITS

Exhibit	Description
1.1	Announcement dated December 17, 2004 regarding selected unaudited key performance indicators of the Company’s mobile telecommunications businesses for the third quarter of 2004.
1.2	Press release dated December 17, 2004 regarding key performance indicators of the Company’s mobile telecommunications businesses for the third quarter of 2004.
1.3	Announcement dated December 17, 2004 regarding a connected transaction between Fascel Limited and Hutchison Essar South Limited.
1.4	Announcement dated December 17, 2004 that the ordinary resolution approving the appointment of Messrs. PricewaterhouseCoopers, Certified Public Accountants, as the auditors of Hutchison Global Communications Holdings Limited was duly passed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2004

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED
By:	/s/ Chan Ting Yu
Chan Ting Yu
Executive Director